FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of March 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Secondary Distribution of Nomura Europe Finance N.V. JPY Fixed Rate Exchangeable Notes due March 2017 relating to the ordinary shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: March 16, 2012	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Announces Secondary Distribution of Nomura Europe Finance N.V. JPY Fixed Rate Exchangeable Notes due March 2017 relating to the ordinary shares

Tokyo, March 16, 2012—Nomura Holdings, Inc. today announced that Nomura Europe Finance N.V., a wholly owned subsidiary of Nomura Holdings, has finalized the terms of secondary distribution of JPY Fixed Rate Exchangeable Notes due March 2017 relating to the ordinary shares guaranteed by Nomura Holdings.

Outline of Nomura Europe Finance N.V. JPY Fixed Rate Exchangeable Notes due March 2017 relating to the ordinary shares of JX Holdings, Inc. (Security Code: 5020) guaranteed by Nomura Holdings

1.	Aggregate Sale Price	277 million yen
2.	Sale Price per Note	100.00% of face value
3.	Unit of Subscription	1 million yen
4.	Subscription Period	From March 19, 2012 to March 27, 2012
5.	Settlement Date in Japan	March 28, 2012
6.	Underlying Share	JX Holdings, Inc. (Security Code: 5020)
7.	Dates of Payment of Interest	March 24 and September 24 in each year
8.	Interest Rate	0.57% per annum
9.	Maturity Date	March 24, 2017
10.	Redemption Amount

The “Final Redemption Amount” shall be:

(i)     if the Calculation Agent determines that (a) on each and every Exchange Business Day during the Reference Period, the Share Reference Price is greater than the Knock-in Price and; (b) the Final Share Price is less than the Strike Price, which shall be payable on the Maturity Date;

JPY 1 million per nominal amount

(ii)    if the Calculation Agent determines that (a) on any Exchange Business Day during the Reference Period, the Share Reference Price is equal to or less than the Knock-in Price or; (b) the Final Share Price is greater than or equal to the Strike Price, which shall be transferable and payable on the Transfer Date;

the Share Redemption Amount (Note)

Knock-in Price = Strike Price x 50%

11.	Security or Guarantee	Payment of the principal of, interest on, and other amounts in respect of, the Notes are guaranteed by Nomura Holdings, Inc.
12.	Ratings	With respect to the Notes, no Issuer-requested credit rating is/will be provided or made available for public inspection by the credit rating firms registered pursuant to Article 66-27 of the Financial Instruments and Exchange Law.

Note: “Share Redemption Amount” means certain number of ordinary shares of JX Holdings Inc. (Security Code: 5020) and Cash Portion (if any).

The purpose of this press release is to make a general public announcement concerning the secondary distribution of Nomura Europe Finance N.V. JPY Fixed Rate Exchangeable Notes due March 2017 relating to the ordinary shares It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

Outline of Nomura Europe Finance N.V. JPY Fixed Rate Exchangeable Notes due March 2017 relating to the ordinary shares of Nissan Motor Co., Ltd. (Security Code: 7201) guaranteed by Nomura Holdings

1.	Aggregate Sale Price	895 million yen
2.	Sale Price per Note	100.00% of face value
3.	Unit of Subscription	1 million yen
4.	Subscription Period	From March 19, 2012 to March 27, 2012
5.	Settlement Date in Japan	March 28, 2012
6.	Underlying Share	Nissan Motor Co., Ltd. (Security Code: 7201)
7.	Dates of Payment of Interest	March 24 and September 24 in each year
8.	Interest Rate	0.36% per annum
9.	Maturity Date	March 24, 2017
10.	Redemption Amount

The “Final Redemption Amount” shall be:

(i)     if the Calculation Agent determines that (a) on each and every Exchange Business Day during the Reference Period, the Share Reference Price is greater than the Knock-in Price and; (b) the Final Share Price is less than the Strike Price, which shall be payable on the Maturity Date;

JPY 1 million per nominal amount

(ii)    if the Calculation Agent determines that (a) on any Exchange Business Day during the Reference Period, the Share Reference Price is equal to or less than the Knock-in Price or; (b) the Final Share Price is greater than or equal to the Strike Price, which shall be transferable and payable on the Transfer Date;

the Share Redemption Amount (Note)

Knock-in Price = Strike Price x 60%

11.	Security or Guarantee	Payment of the principal of, interest on, and other amounts in respect of, the Notes are guaranteed by Nomura Holdings, Inc.
12.	Ratings	With respect to the Notes, no Issuer-requested credit rating is/will be provided or made available for public inspection by the credit rating firms registered pursuant to Article 66-27 of the Financial Instruments and Exchange Law.

Note: “Share Redemption Amount” means certain number of ordinary shares of Nissan Motor Co., Ltd. (Security Code: 7201) and Cash Portion (if any).

The purpose of this press release is to make a general public announcement concerning the secondary distribution of Nomura Europe Finance N.V. JPY Fixed Rate Exchangeable Notes due March 2017 relating to the ordinary shares It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

Outline of Nomura Europe Finance N.V. JPY Fixed Rate Exchangeable Notes due March 2017 relating to the ordinary shares of Mitsubishi Corporation (Security Code: 8058) guaranteed by Nomura Holdings

1.	Aggregate Sale Price	4,216 million yen
2.	Sale Price per Note	100.00% of face value
3.	Unit of Subscription	1 million yen
4.	Subscription Period	From March 19, 2012 to March 27, 2012
5.	Settlement Date in Japan	March 28, 2012
6.	Underlying Share	Mitsubishi Corporation (Security Code: 8058)
7.	Dates of Payment of Interest	March 24 and September 24 in each year
8.	Interest Rate	0.33% per annum
9.	Maturity Date	March 24, 2017
10.	Redemption Amount

The “Final Redemption Amount” shall be:

(i)     if the Calculation Agent determines that (A) on each and every Exchange Business Day during the Reference Period, the Share Reference Price is greater than the Knock-in Price and; (B) the Final Share Price is less than the Strike Price, which shall be payable on the Maturity Date;

JPY 1 million per nominal amount

(ii)    if the Calculation Agent determines that (A) on any Exchange Business Day during the Reference Period, the Share Reference Price is equal to or less than the Knock-in Price or; (B) the Final Share Price is greater than or equal to the Strike Price, which shall be transferable and payable on the Transfer Date;

the Share Redemption Amount (Note)

Knock-in Price = Strike Price x 50%

11.	Security or Guarantee	Payment of the principal of, interest on, and other amounts in respect of, the Notes are guaranteed by Nomura Holdings, Inc.
12.	Ratings	With respect to the Notes, no Issuer-requested credit rating is/will be provided or made available for public inspection by the credit rating firms registered pursuant to Article 66-27 of the Financial Instruments and Exchange Law.

Note: “Share Redemption Amount” means certain number of ordinary shares of Mitsubishi Corporation (Security Code: 8058) and Cash Portion (if any).

The purpose of this press release is to make a general public announcement concerning the secondary distribution of Nomura Europe Finance N.V. JPY Fixed Rate Exchangeable Notes due March 2017 relating to the ordinary shares It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the secondary distribution of Nomura Europe Finance N.V. JPY Fixed Rate Exchangeable Notes due March 2017 relating to the ordinary shares It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.